BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUN 15 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

05 June 2006

[redacted]

06014431

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 5 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA

Immediate Release
Monday 5 June 2006

BAA in discussions

The Board of BAA confirms it is holding discussions with the Ferrovial Consortium and is also currently in talks with another party. The Board of BAA advises shareholders to take no action and will update shareholders in due course.

Note 7 of Rule 2.4 of the City Code on Takeovers and Mergers requires BAA to clarify that this statement is being made by BAA without prior agreement with the Ferrovial Consortium or the other party and that there can therefore be no certainty whether any offer or revised offer will be made nor as to the terms on which any offer or revised offer might be made.

- Ends -

Media enquiries:	**Duncan Bonfield, BAA plc** **Tel: +44 (0)20 7932 6831**
City enquiries:	**Sarah Hunter, BAA plc** **Tel: +44 (0)20 7932 6692**
Brunswick:	**Richard Jacques** **Tel: +44 (0)7974 982557**
	Nick Claydon **Tel: +44 (0)7974 982547**

The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.

This document contains statements that are or may be forward-looking with respect to the financial condition, results of operations and businesses of BAA. These forward-looking statements include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements.